Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2016

Unaudited Consolidated Financial Results

Beijing, China, November 21, 2016 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading applications to help make the internet and mobile experience smarter, speedier, and safer for users worldwide, today announced its unaudited consolidated financial results for the third quarter of 2016.

Third Quarter 2016 Financial Highlights

•                      Total revenues increased by 9.7% year over year and 7.8% quarter over quarter to RMB1,128.3 million (US$169.2 million), slightly above the mid-point of the Company’s guidance range.  The quarter-over-quarter growth was driven by the steady and sustained revenue growth from the Company’s utility apps.

•                      Mobile revenues increased by 26.8% year over year and 16.3% quarter over quarter to RMB898.2 million (US$134.7 million).  Mobile revenues accounted for 79.6% of total revenues.

•                      Overseas revenues1 increased by 28.9% year over year and 28.4% quarter over quarter to RMB719.9 million (US$108.0 million).  Overseas revenues accounted for 63.8% of total revenues and 80.1% of mobile revenues.

•                      Net income attributable to Cheetah Mobile shareholders was RMB0.4 million (US$0.07 million).  Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB72.4 million (US$10.9 million).

Third Quarter 2016 Key Operating Metrics

•                      The number of mobile monthly active users (“Mobile MAUs”) was 612 million in September 2016.  The number of Mobile MAUs from overseas markets accounted for 80.3% of the total number of Mobile MAUs in September 2016.

•                      The number of total global mobile user installations since the Company’s inception has grown to 3,464 million as of September 30, 2016.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are delighted to report strengthening financial results for the third quarter of 2016.  Driven by the solid performance of our utility apps, total revenues resumed its sequential growth and our mobile and overseas revenues have hit all-time record highs, and the Company returned to profitability.  Our utility apps continue to see steady revenue growth as well as improved profitability even as the overall utilities segment continues to mature.  In particular, Clean Master maintained its No. 1 position in the U.S. tool application category in early November, according to App Annie.  In addition, two of our content-driven apps, Live.me and News Republic, demonstrated strong growth over the past quarter, particularly in the U.S. market.  According to App Annie’s October data, Live.me was the No.1 grossing social application in the U.S. on Google Play and was ranked as one of the top 5 social apps on Apple App Store.  In addition, News Republic was ranked as one of the top 3 news and magazine apps in the U.S. on Google Play in October 2016.  Looking ahead, we will continue to implement our mobile content strategy and focus on connecting our over 600 million global Mobile MAUs with more personalized and rich content, further strengthening our user experience, user engagement and growth engine for Cheetah Mobile.”

1  Overseas revenues refer to revenues generated by the Company’s operating legal entities incorporated outside the People’s Republic of China (excluding Hong Kong, Macau and Taiwan for the purposes of this press release), or the PRC.  Such revenues are primarily attributable to customers located outside the PRC.

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “We delivered solid financial results in the third quarter of 2016, with resumed sequential growth in total revenues and improved profitability despite stepped-up investments in our content apps.  During the second quarter, we set a clear goal to rejuvenate revenue growth and expand profitability of our utility apps.  We have delivered on our promises with strong performance from our utility apps, which continued to drive our total revenue growth and margin expansion.  Going forward, we remain focused on executing on our mobile content strategy to establish a sustainable and profitable growth model for the long term. We believe that consistent, strong operational and financial performance of our utility apps will continue to lay a solid foundation for our mobile content strategy, providing another round of strong growth in the coming quarters.”

Third Quarter 2016 Consolidated Financial Results

REVENUES

Total revenues increased by 9.7% year over year and 7.8% quarter over quarter to RMB1,128.3 million (US$169.2 million) in the third quarter of 2016, which was primarily driven by the steady and sustained revenue growth from the Company’s utility apps and the contribution from the Company’s new content-driven apps, namely Live.me and News Republic, which accounted for approximately 4% of total revenues in the quarter.

•                      Revenues from online marketing services increased by 8.9% year over year and 5.0% quarter over quarter to RMB986.4 million (US$147.9 million) in the third quarter of 2016.  Mobile advertising revenues represented approximately 82% of online marketing revenues in the quarter, as compared with approximately 72% in the prior year period and approximately 78% in the previous quarter.  The increase in mobile advertising revenues was driven by higher demand from advertisers, including direct customers, for the Company’s mobile advertising services worldwide, as well as the monetization of light causal games through in-game advertising.

•                      Revenues from internet value added services (“IVAS”) increased by 11.0% year over year and 38.8% quarter over quarter to RMB110.5 million (US$16.6 million) in the third quarter of 2016, which was primarily driven by the Company’s initial monetization of Live.me in overseas markets.

•                      Revenues from internet security services and others increased by 32.3% year over year and 12.7% quarter over quarter to RMB31.5 million (US$4.7 million) in the third quarter of 2016, which was primarily driven by higher mobile internet software licensing revenues.

By platform, revenues generated from mobile business increased by 26.8% year over year and 16.3% quarter over quarter to RMB898.2 million (US$134.7 million) in the third quarter of 2016, which was primarily driven by higher popularity of the Company’s mobile marketing services worldwide.

By region, revenues generated from overseas markets increased by 28.9% year over year and 28.4% quarter over quarter to RMB719.9 million (US$108.0 million) in the third quarter of 2016, which was primarily driven by improvements in overseas monetization.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 47.4% year over year and 13.9% quarter over quarter to RMB403.9 million (US$60.6 million) in the third quarter of 2016, which was primarily driven by increased investments in content for the Company’s content-driven apps, higher bandwidth and internet data center costs associated with increased user traffic worldwide, and data analytics.

Gross profit decreased by 4.0% year over year, but increased by 4.7% quarter over quarter to RMB724.4 million (US$108.6 million) in the third quarter of 2016.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 7.6% year over year and 0.4% quarter over quarter to RMB758.3 million (US$113.7 million) in the third quarter of 2016.  Total non-GAAP operating expenses increased by 16.1% year over year and 3.0% quarter over quarter to RMB686.5 million (US$102.9 million).

•                      Research and development expenses increased by 14.8% year over year and 3.5% quarter over quarter to RMB235.5 million (US$35.3 million) in the third quarter of 2016, which was primarily driven by an increase in personnel-related costs.  The increase in personnel costs associated with research and development was primarily driven by the Company’s increased investments in big data analytics and new product development, particularly the development of new content-driven mobile applications and services.  Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 42.5% year over year and 12.1% quarter over quarter to RMB199.6 million (US$29.9 million).

•                      Selling and marketing expenses increased by 0.5% year over year, but decreased by 3.9% quarter over quarter to RMB391.5 million (US$58.7 million) in the third quarter of 2016.  The quarter-over-quarter decrease was due to lower expenses on promotional activities as a result of the Company’s strategy to implement cost controls for the Company’s utility apps, which was partially offset by increased product promotional activities for the Company’s content-driven apps, and an increase in direct sales personnel headcount.  Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 0.8% year over year, but decreased by 5.1% quarter over quarter to RMB385.1 million (US$57.8 million).

•                      General and administrative expenses increased by 8.8% year over year, but decreased by 12.2% quarter over quarter to RMB141.2 million (US$21.2 million) in the third quarter of 2016.  The year-over year increase was primarily driven by an increase in expenses associated with higher headcount for the general and administration function.  The quarter-over-quarter decrease was due to lower professional service fee in the third quarter of 2016.  Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 25.1% year over year, but decreased by 9.2% quarter over quarter to RMB111.7 million (US$16.8 million).

Operating loss was RMB33.8 million (US$5.1 million), as compared with an operating profit of RMB50.0 million in the prior year period and an operating loss of RMB63.0 million in the previous quarter.  The year-over-year decline in operating profit was mainly attributable to increased investments in content-driven apps, which lowered operating margin by almost 17% in the quarter.  The quarter-over-quarter improvement was due to higher total revenues in the quarter as well as the Company’s improved efficiency and cost control measures concerning its marketing efforts, which helped in expanding the profitability of its utility apps.

Non-GAAP operating profit decreased by 76.9% year over year, but increased by 49.3% quarter over quarter to RMB38.1 million (US$5.7 million) in the third quarter of 2016.

Share-based compensation expenses decreased by 37.3% year over year and 18.8% quarter over quarter to RMB71.9 million (US$10.8 million) in the third quarter of 2016.

OTHER INCOME, NET

Other income, net was RMB30.9 million (US$4.6 million) in the third quarter of 2016, which was primarily due to gains on disposal of certain investment assets in the quarter.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB0.4 million (US$0.07 million) in the third quarter of 2016, which represents a decrease of 98.5% year over year, but a significant improvement from a net loss attributable to Cheetah Mobile shareholders of RMB150.5 million in the previous quarter.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB72.4 million (US$10.9 million), which represents a decrease of 49.6% year over year, but a significant improvement from a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB61.9 million in the previous quarter.

NET INCOME PER ADS

Diluted income per ADS in the third quarter of 2016 was RMB0.00 (US$0.00), as compared with diluted income per ADS of RMB0.20 in the prior year period, and diluted loss per ADS of RMB1.08 in the previous quarter.

Non-GAAP diluted income per ADS in the third quarter of 2016 was RMB0.51 (US$0.08), as compared with non-GAAP diluted earnings per ADS of RMB1.00 in the prior year period and non-GAAP diluted loss per ADS of RMB0.44 in the previous quarter.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 60.5% year over year, but increased by 18.4% quarter over quarter to RMB80.1 million (US$12.0 million) in the third quarter of 2016.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of September 30, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,437.2 million (US$215.5 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2016, the Company had a total of 1,425,736,715 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Cheetah Mobile and Tencent Continue to Expand Strategic Cooperation Agreement

Cheetah Mobile increased the annual cap for promotional services fees payable by Cheetah Mobile to Tencent for each of the years ending December 31, 2016 and 2017.  Under the new supplemental agreement, the annual cap for the year ending December 31, 2016 increased from RMB30 million to RMB47.5 million.  In addition, the annual cap for the year ending December 31, 2017 increased from RMB45 million to RMB62.5 million.  Except for the foregoing, all the existing terms and conditions under the Strategic Cooperation Agreement, as amended, remain unchanged.  For the first nine months of 2016, the historical transaction amount for the promotion services fees payable by Cheetah Mobile to Tencent was RMB26 million.

Update on Share Repurchase Program

On March 16, 2016, the Company’s Board of Directors authorized a share repurchase plan, pursuant to which the Company may repurchase its own issued and outstanding ADSs with an aggregate value of up to US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year after March 16, 2016.  The share repurchase plan does not require the Company to acquire a specific number of ADSs.  As of November 18, 2016, the Company had repurchased a total of 2,536,808 ADSs, representing 25,368,080 Class A ordinary shares, at an average price of $10.7483 per ADS.

Business Outlook

For the fourth quarter of 2016, the Company expects its total revenues to be between RMB1,200 million (US$180 million) and RMB1,240 million (US$186 million), representing an estimated year-over-year growth of 4% to 8%, and quarter-over-quarter growth of 6% to 10%.  This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Information

Company will hold a conference call on Monday, November 21, 2016 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results.  Listeners may access the call by dialing the following numbers:

International:   +1-412-902-4272

United States Toll Free:     +1-888-346-8982

China Toll Free:        4001-201203

Hong Kong Toll Free:        800-905945

Conference ID:         Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.6685 to US$1.00, the exchange rate in effect as of September 30, 2016 as set forth in the H. 10 statistical release of the Federal Reserve Board.  Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular mission-critical utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 612 million global Mobile MAUs as of September 2016, of which approximately 80% are located outside of China.  Leveraging the success of its mission-critical applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP net income (loss) attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP diluted earnings (loss) per ADS is non-GAAP net income (loss) attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective.  The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance.  It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast.  The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business.  However, the use of non-GAAP financial measures has material limitations as an analytical tool.  One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period.  In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.  In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc.  Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-15	30-Sep-16	30-Sep-16
	RMB	RMB	USD
	(As adjusted, unaudited) (a)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,843,233	950,467	142,531
Restricted cash	156,161	158,131	23,713
Short-term investments	29,234	328,588	49,275
Accounts receivable	633,440	602,325	90,324
Prepayments and other current assets	360,004	494,045	74,086
Due from related parities	60,794	84,393	12,655
Deferred tax assets	5,101	15,031	2,254
Total current assets	3,087,967	2,632,980	394,838

Non-current assets:
Property and equipment, net	121,241	124,716	18,702
Intangible assets, net	233,092	242,200	36,320
Goodwill	617,863	954,745	143,172
Investment in equity investees	124,708	96,522	14,474
Other long term investments	700,113	893,303	133,959
Deferred tax assets	12,843	40,326	6,047
Other non-current assets	28,724	27,002	4,049
Total non-current assets	1,838,584	2,378,814	356,723

Total assets	4,926,551	5,011,794	751,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	130,273	358,136	53,706
Accounts payable	137,883	162,296	24,338
Accrued expenses and other current liabilities	1,308,717	1,024,006	153,559
Redemption right liabilities	474	563	84
Deferred revenue	56,070	55,887	8,381
Due to related parties	56,932	64,385	9,655
Income tax payable	29,822	65,618	9,840
Deferred tax liabilities	414	—	—
Total current liabilities	1,720,585	1,730,891	259,563

Non-current liabilities:
Bank loans	10,523	127,475	19,116
Deferred revenue	8,166	8,113	1,217
Deferred tax liabilities	99,006	106,185	15,923
Other non-current liabilities	73,826	33,708	5,055
Total non-current liabilities	191,521	275,481	41,311

Total liabilities	1,912,106	2,006,372	300,874

Shareholders’ equity:
Ordinary shares	226	230	34
Treasury stock	—	(178,991)	(26,841)
Additional paid-in capital	2,414,706	2,668,573	400,176
Retained earnings	317,818	178,518	26,770
Accumulated other comprehensive income	121,317	155,207	23,273
Total Cheetah Mobile shareholders’ equity	2,854,067	2,823,537	423,412
Noncontrolling interests	160,378	181,885	27,275
Total equity	3,014,445	3,005,422	450,687

Total liabilities, noncontrolling interests and shareholders’ equity	4,926,551	5,011,794	751,561

Note:

(a) The above condensed consolidated balance sheets have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	30-Sep-15	30-Jun-16	30-Sep-16	30-Sep-16
	RMB	RMB	RMB	USD
	(As adjusted, unaudited) (b)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	1,028,708	1,046,664	1,128,326	169,202
Online marketing services	905,381	939,125	986,379	147,916
Internet value-added services	99,516	79,601	110,452	16,563
Internet security services and others	23,811	27,938	31,495	4,723

Cost of revenues (a)	(274,089)	(354,710)	(403,900)	(60,568)
Gross profit	754,619	691,954	724,426	108,634

Operating income and expenses:
Research and development (a)	(205,207)	(227,496)	(235,541)	(35,321)
Selling and marketing (a)	(389,584)	(407,206)	(391,496)	(58,708)
General and administrative (a)	(129,806)	(160,735)	(141,168)	(21,169)
Impairment of goodwill and intangible assets	(11,750)	—	—	—
Other operating income	31,763	40,446	9,938	1,490
Total operating income and expenses	(704,584)	(754,991)	(758,267)	(113,708)

Operating profit (loss)	50,035	(63,037)	(33,841)	(5,074)
Other income (expense):
Interest income, net	2,558	2,715	727	109
Changes in fair value of redemption right and put options granted	(213)	(308)	251	38
Settlement and changes in fair value of contingent consideration	(1,286)	(664)	981	147
Foreign exchange (loss) gain, net	(1,302)	486	1,672	251
Impairment of investments	—	(95,206)	—	—
Losses from equity method investments	(6,055)	(6,070)	(451)	(68)
Other income, net	1,089	17,620	30,949	4,641

Income (Loss) before taxes	44,826	(144,464)	288	44
Income tax (expenses) benefits	(14,503)	(1,964)	7,873	1,181
Net income (loss)	30,323	(146,428)	8,161	1,225
Less: net income attributable to noncontrolling interests	1,489	4,022	7,716	1,157
Net income (loss) attributable to Cheetah Mobile shareholders	28,834	(150,450)	445	68

Earnings (Losses) per share
Basic	0.02	(0.11)	0.00	0.00
Diluted	0.02	(0.11)	0.00	0.00

Earnings (Losses) per ADS
Basic	0.21	(1.08)	0.00	0.00
Diluted	0.20	(1.08)	0.00	0.00

Weighted average number of shares outstanding
Basic	1,383,355,451	1,391,355,172	1,381,491,089	1,381,491,089
Diluted	1,434,461,272	1,391,355,172	1,417,898,001	1,417,898,001

Weighted average number of ADSs used in computation
Basic	138,335,545	139,135,517	138,149,109	138,149,109
Diluted	143,446,127	139,135,517	141,789,800	141,789,800

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	75,693	54,165	12,347	1,852
Unrealized gains (losses) on available-for-sale securities, net	413	(389)	(21,666)	(3,249)
Other comprehensive income (loss)	76,106	53,776	(9,319)	(1,397)
Total comprehensive income (loss)	106,429	(92,652)	(1,158)	(172)
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(549)	7,117	8,522	1,278
Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	106,978	(99,769)	(9,680)	(1,450)

(a) Share-based compensation expenses
Cost of revenues	1,656	140	187	28
Research and development	65,180	49,410	35,956	5,392
Selling and marketing	7,505	1,300	6,352	953
General and administrative	40,471	37,707	29,449	4,416
Total	114,812	88,557	71,944	10,789

Notes:

(b) The above condensed consolidated statements of comprehensive income have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended September 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,128,326				1,128,326		169,202
Cost of revenues	(403,900)	35.8%	187	0.0%	(403,713)	35.8%	(60,540)
Gross profit	724,426	64.2%	187	0.0%	724,613	64.2%	108,662

Research and development	(235,541)	20.9%	35,956	3.2%	(199,585)	17.7%	(29,930)
Selling and marketing	(391,496)	34.7%	6,352	0.6%	(385,144)	34.1%	(57,756)
General and administrative	(141,168)	12.5%	29,449	2.6%	(111,719)	9.9%	(16,753)
Other operating income	9,938	0.9%	—	—	9,938	0.9%	1,490
Total operating income and expenses	(758,267)	67.2%	71,757	6.4%	(686,510)	60.8%	(102,949)

Operating (loss) profit	(33,841)	3.0%	71,944	6.4%	38,103	3.4%	5,713
Net income attributable to Cheetah Mobile shareholders	445	0.0%	71,944	6.4%	72,389	6.4%	10,855

Diluted earnings per ordinary share (RMB)	0.00		0.05		0.05
Diluted earnings per ADS (RMB)	0.00		0.51		0.51
Diluted earnings per ADS (USD)	0.00		0.08		0.08

	For The Three Months Ended June 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,046,664				1,046,664
Cost of revenues	(354,710)	33.9%	140	0.0%	(354,570)	33.9%
Gross profit	691,954	66.1%	140	0.0%	692,094	66.1%

Research and development	(227,496)	21.7%	49,410	4.7%	(178,086)	17.0%
Selling and marketing	(407,206)	38.9%	1,300	0.1%	(405,906)	38.8%
General and administrative	(160,735)	15.4%	37,707	3.6%	(123,028)	11.8%
Other operating income	40,446	3.9%	—	—	40,446	3.9%
Total operating income and expenses	(754,991)	72.1%	88,417	8.4%	(666,574)	63.7%

Operating (loss) profit	(63,037)	6.0%	88,557	8.5%	25,520	2.4%
Net loss attributable to Cheetah Mobile shareholders	(150,450)	14.4%	88,557	8.5%	(61,893)	5.9%

Diluted losses per ordinary share (RMB)	(0.11)		0.07		(0.04)
Diluted losses per ADS (RMB)	(1.08)		0.64		(0.44)

	For The Three Months Ended September 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,028,708				1,028,708
Cost of revenues	(274,089)	26.6%	1,656	0.2%	(272,433)	26.5%
Gross profit	754,619	73.4%	1,656	0.2%	756,275	73.5%

Research and development	(205,207)	19.9%	65,180	6.3%	(140,027)	13.6%
Selling and marketing	(389,584)	37.9%	7,505	0.7%	(382,079)	37.1%
General and administrative	(129,806)	12.6%	40,471	3.9%	(89,335)	8.7%
Impairment of goodwill and intangible assets	(11,750)	1.1%	—	—	(11,750)	1.1%
Other operating income	31,763	3.1%	—	—	31,763	3.1%
Total operating income and expenses	(704,584)	68.5%	113,156	11.0%	(591,428)	57.5%

Operating profit	50,035	4.9%	114,812	11.2%	164,847	16.0%
Net income attributable to Cheetah Mobile Shareholders	28,834	2.8%	114,812	11.2%	143,646	14.0%

Diluted earnings per ordinary share (RMB)	0.02		0.08		0.10
Diluted earnings per ADS (RMB)	0.20		0.80		1.00

CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended

	30-Sep-15	30-Jun-16	30-Sep-16	30-Sep-16
	RMB	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	28,834	(150,450)	445	68
Add:
Income tax expense (benefits)	14,503	1,964	(7,873)	(1,181)
Interest income,net	(2,558)	(2,715)	(727)	(109)
Depreciation and amortization	37,589	42,126	41,959	6,292
Net income attributable to noncontrolling interests	1,489	4,022	7,716	1,157
Other non-operating expense (income), net	7,767	84,142	(33,402)	(5,009)
Share-based compensation	114,812	88,557	71,944	10,789
Adjusted EBITDA	202,436	67,646	80,062	12,007

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended

	30-Sep-15	30-Jun-16	30-Sep-16	30-Sep-16
	RMB	RMB	RMB	USD
PC	320,155	274,329	230,125	34,509
Mobile	708,553	772,335	898,201	134,693
Total	1,028,708	1,046,664	1,128,326	169,202

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended

	30-Sep-15	30-Jun-16	30-Sep-16	30-Sep-16
	RMB	RMB	RMB	USD
Domestic revenues	470,337	485,972	408,440	61,249
Overseas revenues	558,371	560,692	719,886	107,953
Total	1,028,708	1,046,664	1,128,326	169,202